07002174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

East Gate Business Center, 125C Gaither Drive
(No. and Street)

Mt. Laurel, (City) New Jersey (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. SChank, President, CFO 856-802-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC, CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia, (City) PA (State) 19102 (Zip Code)

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007
WASH, D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard W. Schank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Trading Services Brokerage, LLC A/k/a PTS Brokerage, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X ______________________
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXCash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) A report on internal Accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2006

PTS BROKERAGE, LLC

DECEMBER 31, 2006

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

The Members
PTS Brokerage, LLC
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of **PTS Brokerage, LLC (a Limited Liability Company)** as of December 31, 2006 and the related statements of income and Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimate made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PTS Brokerage, LLC** as of December 31, 2006 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROMEO & CHIAVERELLI LLC
February 4, 2007

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$203,450
Receivables	30,731
Prepaid expenses	1,207
Total current assets	235,388
PROPERTY AND EQUIPMENT	
Computer equipment	2,862
Furniture	495
	3,357
Less accumulated depreciation	(3,357)
Total property and equipment	0
Total Assets	$235,388

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Commissions payable	$ 14,765
Accrued expenses	1,832
Total current liabilities	16,597
MEMBER EQUITY	218,791
Total Liabilities and Members' Equity	$235,388

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$438,695
Investment advisory fees	90,678
Other income	1,528
Total revenue	530,901
OPERATING EXPENSES	
Employee compensation and benefits	318,246
Occupancy	1,901
Regulatory fee	15,210
Insurance licenses	2,414
Other expenses	18,796
Total operating expenses	356,567
NET INCOME	174,334
Members' equity, beginning of year	94,457
Less: Distribution of member's capital	(50,000)
Members' equity, end of year	$218,791

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$,174,333
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	99
Change in:	
Accounts receivable	(18,041)
Central Registration Depository Escrow	3,671
Commissions payable	(3,117)
Accrued expenses	(2,911)
Net cash provided by operating activities and increase in cash	154,034
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution of member capital	(50,000)
Net cash used by financing activities	(50,000)
Cash, beginning of year	99,416
Cash, end of year	203,450

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and was registered as a broker-dealer in August 2002 under the Securities Exchange Act of 1934, as amended. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in ten states to conduct securities transactions and maintains one branch office.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Depreciation is provide primarily by the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 year
Furniture	5 year

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as received. Revenue from financial planning services is recognized as billed.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2006, the ratio was 0.09 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, providing investment advisory services and providing financial planning services. At December 31, 2006, the Company had net capital, as defined, of $186,853, which was $181,853 in excess of its required minimum net capital of $5,000.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2006, the Company paid 5% of the rent expense for the period January 1 through July 31, 10% of the rent expense for the period August 1 through December 31 and 10% of the monthly telephone costs for the entire calendar year. The total rent expense for 2006 was $1,900.50 and the total telephone expense was $293.19. .

NOTE D – CHANGE IN OWNERSHIP

Upon the execution of the Company's Operating Agreement in November 2001, the managing member owned 60% of the Company while the sole minority member owned 40% of the Company. On or about June 22, 2006, the Company reimbursed the sole minority member its entire capital contribution of $20,000 in return for relinquishing its full ownership interest in the Company. As of December 31, 2006, the Company has one member that owns 100% of the Company.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total members' equity from Statement of financial condition	$ 218,791
Deduct non-allowable assets:	
Receivable	30,731
Prepaid expenses	1,207
	31,938
Net capital	$186,853
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 16,597
Ration of aggregate indebtedness to net capital	9 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

PTS BROKERAGE, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total members' equity according To Form X-17A-5	$ 218,791
Audit Adjustments None	0
Total members' equity according to the audit	$ 218,791

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 186,853
Net capital according to the audit	$ 186,853

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215)569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Members
PTS Brokerage, LLC
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of PTS Brokerage, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurances on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Members, the National Association of Securities Dealers, Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies, which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 4, 2007

END